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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            Celerity Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
________________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Paul Carr

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [x]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions)

     00, PF

________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

     N/A

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7.   Sole Voting Power

  Number of         3,055,812

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         3,055,812

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,055,812

________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     N/A
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     24.96%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     Individual

________________________________________________________________________________

CUSIP No.
________________________________________________________________________________
Item 1.  Security and Issuer.

     Security:  Common Stock of Celerity Solutions, Inc. (the "Company").

     Issuer:    The Company.

     Company's Principal Office: 270 Bridge Street,  Suite 301, Dedham, MA
     02026.
________________________________________________________________________________
Item 2. Identity and Background.

     (a)  Name of Person Filing This Statement:  Paul Carr

     (b)  Business Address:  270 Bridge Street, Suite 301, Dedham, MA  02026

     (c) Principal Occupation: Paul Carr is the Chief Executive Officer of Celerity Solutions, Inc.

     (d)  Criminal Convictions In Past Five Years: None.

     (e)  Party to a Civil Proceeding in Past Five Years:  No.

     (f)  Citizenship:  United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Paul Carr acquired 750,000 shares of common stock on July 13, 1999 for a reduction of $300,000 of indebtedness owed to Mr. Carr by the Company. Mr. Carr acquired 800,000 shares of Common Stock on March 22, 2000 for $400,000 of which $114,788 was paid in cash from personal funds and $285,212 was paid by reduction of a like amount of indebtedness owed to Mr. Carr by the Company. The remaining 600,000 shares of Common Stock acquired, reported on the Form 13D, were beneficially acquired by Mr. Carr by a grant of option to purchase such shares at an exercise price of $1.09 per shares by the Company's Board of Directors.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Mr. Carr acquired the securities reported on this Form 13D for investment.

     (a)  Acquisition of Additional Securities: None.

     (b)  Extraordinary Corporate Transactions:  None.

     (c)  Sale Or Transfer Of A Material Amount Of Assets:  None.

     (d)  Change in the Board of Directors or Management:  None.

     (e)  Material Change in Present Capitalization of Dividend Policy:  None.

     (f)  Any Other Material Change In The Business Or Corporate Structure:
          None

     (g)  Change in Bylaws, Charter, Etc:  None.

     (h)  Delisting Of A Class of Securities:  None.

     (i)  Securities Eligible For Termination Of Registration:  None.

     (j)  Any Actions Similar To Those Enumerated Above:  None.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate Number of Shares Beneficially Owned: Aggregate number of outstanding shares beneficially owned by Mr. Carr is 3,055,812, of which 850,000 represents shares of Common Stock which may be acquired upon the exercise of stock options.

          Percentage of Securities Beneficially Owned: 24.96%

     (b) Mr. Carr has sole voting power and sole dispositive power over the 3,055,812 shares reported or beneficially owned by Mr. Carr.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     None.

________________________________________________________________________________

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                4/11/00
----------------------------------------
                 (Date)


             /s/  PAUL CARR
----------------------------------------
               (Signature)


              Paul Carr/CEO
----------------------------------------
               (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)